Exhibit 12.01

Nicor Gas Company
Statement Setting Forth Ratio of Earnings to Fixed Charges

Dollars in millions	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
Net income	$50	$101	$75	$60	$66
Add:
Income tax expense	28	59	40	31	34
Fixed charges (see "B" below)	35	37	35	38	41
Adjusted earnings (A)	$113	$197	$150	$129	$141

Fixed charges
Interest on debt	$33	$35	$33	$35	$38
Other interest charges and amortization of debt discount,
premium, and expense, net	2	2	2	3	3
Total fixed charges (B)	$35	$37	$35	$38	$41

Ratio of earnings to fixed charges (A)/(B)	3.23	5.38	4.30	3.37	3.45